


novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

08/23/2006

SUPPL

RECEIVED
2006 SEP -5 A 10:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 18 of August 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
SEP 06 2006
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Acquisition of own shares

August 23, 2006

Denmark – Novozymes has today acquired 600,000 B shares, worth DKK 241.3 million, from Novo A/S. The transaction price is DKK 402.16 per share and has been calculated as the average market price from August 9, 2006 to August 22, 2006 in the open window, following publication of the 2nd quarter 2006 earnings release.

The acquisition is part of the ongoing Novozymes A/S share buy-back programme of DKK 4 billion under which DKK 1 billion has been approved for 2006. Novozymes A/S has year-to- date acquired shares worth a total of DKK 892 million.

Novozymes A/S now holds 2,803,354 own B shares (DKK 10 per share), corresponding to a nominal value of DKK 28,033,540 or 4.31% of the total share capital.

Novo A/S' shareholding in Novozymes A/S prior to the sale of B shares, was nominal 107,487,200 A shares and 6,999,280 B shares (nominal DKK 10), corresponding to 27.3% of the total share capital and 70.8% of votes.

It is the intention of Novo A/S, in accordance with the existing strategy, to adjust its shareholding in Novozymes to the same level as after the demerger from Novo Nordisk A/S in the year 2000. Novo A/S therefore has to dispose of 1.2 million Novozymes B shares to reach this level. After completion of today's transaction and a continuous sale in the financial markets, Novo A/S is expected to bring its position in Novozymes A/S back to 25.5% of the total share capital and 70.0% of the votes.


novozymes®

Unlocking the magic of nature

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 30770341

Contacts for Novo A/S
Press and media:

Henrik Gürtler
Tel. (direct): +45 4442 2189

Thorkil K. Christensen
Tel. (direct): +45 4442 3197

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novo A/S is the holding company in the Novo Group and was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited company fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assist the Novo Group companies in implementing and evaluating the commitments set out in the "Charter for Companies in the Novo Group". For further information, visit Novo A/S on the Internet at novo.dk.

Novozymes A/S
Investor Relations
2006-40007-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27